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WRITER'S DIRECT LINE

202 682-7296

May 17, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
<u>Commission File Number 82-4908</u>

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File No. 82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1129

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED ("BANK OF IRELAND") DATED 9th MAY, 2005, THAT BANK OF IRELAND HAS A NOTIFIABLE INTEREST IN 30,795,516 (15.86%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 1,224,574 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES LIMITED, 356,666 ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED, 401,256 ARE REGISTERED IN THE NAME OF CEDE & COMPANY, 122,680 ARE REGISTERED IN THE NAME OF MELLON BANK NOMINEES LIMITED AND 28,690,340 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED AS REGISTERED OWNER ONLY, ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

11th May, 2005.